

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via E-mail
Kevin E. Grant
Chairman and Chief Executive Officer
Cypress Sharpridge Investments, Inc.
437 Madison Avenue, 33rd Floor
New York, NY 10022

> **Re: Cypress Sharpridge Investments, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 8, 2011**
> **File No. 001-33740**

Dear Mr. Grant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

Financing Strategy, page 4

1.   We note that your repurchase agreements contain "customary" financial covenants. In future Exchange Act periodic reports, please include a more detailed discussion of any covenants that may restrict future financing flexibility. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

The Management Agreement, page 7

2.   In future Exchange Act periodic reports, please revise your disclosure to more fully discuss the "certain expenses" for which your manager has sought reimbursement. In

particular, please address whether the manager may be reimbursed for any compensation paid to its executives for services attributable to you. Please also advise us in your response as to the disclosure you intend to provide in the future.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer

Trends and Recent Market Impacts, page 34

3.   In future Exchange Act periodic reports, please discuss the weighted average yield on new asset acquisitions made during the reporting period. Please also compare this to the prior reporting period yield on new acquisitions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 48

4.   We note your disclosure that funds from equity offerings and funds from repurchase agreements are your principal sources of funds. To the extent principal repayments are also an important source of short-term funds, please disclose in future Exchange Act periodic reports the amount of scheduled principal repayments expected to be made in the current reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551- 3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director